EXHIBIT 99.3
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                               [GRAPHIC OMITTED]
                       [LOGO VIKING ENERGY ROYALTY TRUST]


PRESS RELEASE
FOR IMMEDIATE RELEASE
JUNE 10, 2004

VIKING ENERGY ROYALTY TRUST ANNOUNCES CASH DISTRIBUTIONS
FOR THIRD QUARTER 2004
--------------------------------------------------------------------------------

CALGARY, JUNE 10, 2004 - (VKR.UN) Viking Energy Royalty Trust (the "Trust") announces that it has declared Unitholder distributions of $0.08 per Unit for each of the months of July, August and September 2004 as follows:

RECORD DATE                   DISTRIBUTION DATE            EX-DISTRIBUTION DATE        DISTRIBUTION PER UNIT
-----------                   -----------------            --------------------        ---------------------
July 22, 2004                 August 16, 2004              July 20, 2004                          $0.08
August 23, 2004               September 15, 2004           August 19, 2004                        $0.08
September 22, 2004            October 15, 2004             September 20, 2004                     $0.08

The record dates have been adjusted to accommodate the introduction of Viking's Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan which was announced in a news release dated June 9, 2004. Please refer to this news release for additional information on this opportunity for Unitholders.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 97,642,957 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:


Diane Phillips                                    Viking Energy Royalty Trust
Investor Relations                                Suite 400, 330-5th Avenue S.W.
                                                  Calgary, Alberta, T2P 0L4

                                                  Ph:  (403) 268-3175
                                                  Toll Free:  1-877-292-2527

                                                  Email: vikingin@viking-roy.com


               To find out more about Viking Energy Royalty Trust
                   visit our website at www.vikingenergy.com